J. PATRICK LOOFBOURROW (858) 550-6089 loof@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

October 9, 2007

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attn:    John Reynolds
            Jay Williamson
            Raj Rajan

RE:
Genoptix, Inc.
Registration Statement on Form S-1 (File No. 333-144997)
Amendment No. 2

Dear Messrs. Reynolds, Williamson and Rajan:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client Genoptix, Inc. (the "Company"), is Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on July 31, 2007. The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as filed with the Commission on September 10, 2007.

Amendment No. 2 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letters dated October 2, 2007 (the "10/2 Comment Letter") and October 5, 2007 (the "10/5 Comment Letter"), each with respect to the Registration Statement. We previously responded to the 10/2 Comment Letter by a letter dated October 4, 2007. The numbering of the paragraphs below corresponds to the numbering in the 10/5 Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

General Comments

1.
We do not believe that the company has responded completely to our prior comment 3 from our letter dated September 4, 2007. Accordingly, we reissue that comment. Please revise to fill in all blanks in your next amendment except for pricing information. In this regard, please understand that failure to fill in these terms of the offering may delay clearance to the extent that we have comments on your revisions.

Response:    The Company acknowledges the Staff's comment and has filled in the blanks throughout Amendment No. 2 as requested.

2.
We note your response to our prior comment 6. Item 501(b)(8)(i) of Regulation S-K requires an identification of the nature of the underwriting arrangement, while, as you correctly note, 501(b)(8)(ii) requires as description of the arrangement if the offering is made on other than a firm commitment basis. Please revise to identify the nature of your underwriting arrangement to indicate that yours is a firm commitment underwritten offering.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on the cover page to indicate that the offering is a firm commitment underwritten offering.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Prospectus Summary, page 1

3.
We note your response to our prior comment eight and your revised disclosure on page 4. Please revise to indicate, consistent with your existing disclosure elsewhere, that your existing business is highly dependent upon this arrangement and that a substantial portion of your revenues is assigned from Cartesian to you. Alternatively, advise why no revision is necessary.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 4 to indicate that the Company is highly dependent upon the hempaths employed by Cartesian Medical Group, Inc. ("Cartesian") and that substantially all of the Company's revenues are assigned to the Company by Cartesian.

4.
We note your response to our prior comment ten and your comparative discussion with respect to the three labs. However, it is unclear how many specialized diagnostic labs exist. Please advise, preferably with reference to appropriate third party sources, of the number of labs within your market niche.

Response:    The Company has revised the disclosure on pages 1, 39 and 60 to remove the term "leading" from the text "are a leading specialized laboratory service provider." As the Company has indicated in the "Business-Competition" section on page 66, because there are a number of different types of laboratories (including local hospital pathologists that utilize hospital laboratories, esoteric testing laboratories, national reference laboratories and academic laboratories) that offer to hem/oncs some of the tests that the Company provides, the Company has been unable to estimate (or obtain third party sources that estimate) the specific number of laboratories within its market niche providing specialized diagnostic services to community-based hem/oncs. In addition, there are a large number of small independent local labs that provide some of the tests that the Company and other specialized laboratories perform.

5.
We note your response to our prior comment 15 and the conforming revisions you have made throughout the prospectus. We further note that you have estimated the market size based upon an average price per test of $3,000. Please advise how this average was determined. In this regard we note your page 53 disclosure that your service revenue per case is $2,212.

Response:    The Company acknowledges the Staff's comment and respectfully submits that the average price per bone marrow case used to establish the annual market for bone marrow testing was determined based on 2007 Medicare reimbursement rates and the Company's experience in analyzing bone marrow specimens. To date, the Company has performed specialized diagnostic services on more than 15,000 bone marrow specimens. The typical bone marrow case consists of a flow cytometry assessment, a histological assessment and a cytogenetic assessment. Based on 2007 Medicare reimbursement rates for these procedures and the Company's aforementioned experience, the average bone marrow case actually exceeds $3,000, and the Company believes $3,000 per case is a conservative estimate. In addition, it has been the Company's experience that approximately 60% of the Company's patient cases consist of bone marrow cases. The remaining approximately 40% consists primarily of peripheral blood-based cases. Peripheral blood-based cases typically do not require the same degree of complexity as bone marrow cases, and therefore are generally less expensive on a per case basis. The Company's reported service revenues per case of $2,212 for the year ended December 31, 2006 include service revenues from both bone marrow cases and blood-based cases. It is this blend of bone marrow cases and blood-based cases that results in the Company's average service revenues per case being less than the Company's estimate of the price per bone marrow case alone. Further, the service revenues for peripheral blood-based cases associated with hematomalignancies are additive to the Company's estimated $1 billion bone marrow testing market assessment. However, due to the great variability in the type of testing performed on peripheral blood samples, the Company is unable to estimate with adequate certainty the dollar amount of the additional blood-based testing market.

Risk Factors, page 9

6.
We note your response to our prior comment 18, and revised disclosure on page ten. Please revise your existing disclosure to briefly address the impact, if any, of treating a patient as "in-network." Also indicate in this risk factor that approximately half of the company's revenues are derived from non-contracted payors.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 10 to address the impact of treating a patient as "in-network" and to indicate that approximately half of the Company's revenues are derived from non-contracted payors.

7.
Please revise risk factor 29, on page 24, to indicate when the company entered into the PSA with Cartesian. Also indicate that prior to December 31, 2005 the company contracted with individual physicians who provided services to the company. Please revise to address any risks associated with this prior structure and the potential assertion by regulatory authorities that the company was engaged in the corporate practice of medicine.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 24 to indicate when the Company entered into the Clinical Laboratory Professional Services Agreement (the "PSA") with Cartesian and that, prior to December 31, 2005, the Company employed the five individual physicians (four of whom were hired while the Company was in the process of establishing the contractual arrangements with Cartesian) who provided hematopathology services to the Company. In addition, the Company has revised the disclosure on page 24 to highlight the risks associated with the structure of this arrangement prior to December 31, 2005, including the potential assertion by regulatory authorities that the Company was engaged in the corporate practice of medicine.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

8.
We note disclosure throughout your prospectus, including page one and page 50, that you made accounting changes which positively impacted your results for the six months ended June 30, 2007. Please revise to address these changes within your overall results of operations discussion, in addition to your existing disclosure.

Response:    The Company acknowledges the Staff's comment and has provided additional disclosure in the "Results of Operations" section of Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 51, 53 and 54 to address the accounting changes that positively impacted the Company's results for the six months ended June 30, 2007.

9.
Please revise your disclosure on pages 51 and 53 to incorporate substantially all of your response to our prior comment 32. Alternatively, advise why no revision is necessary.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 51 and 54 as requested.

10.
In addition to the foregoing comment, we note your disclosure on page 40 and elsewhere that a "substantial portion" of your revenue is a result of your assignment agreement with Cartesian. Please revise, where appropriate, to indicate how you use the term substantial—i.e., is it greater than 50%, 80% etc., and indicate whether you would have any revenue in the absence of the Cartesian agreement.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 41, 51, 54 and 75 to clarify that "substantial portion" means that substantially all of the Company's revenues are derived from the Company's relationship with Cartesian and that the Company's revenues from services not performed by Cartesian are less than 5% of its revenues for the year ended December 31, 2006 and for the six months ended June 30, 2007.

Results of Operations, page 50

11.
We note that the company has made revisions throughout this section in response to our prior comments 38 through 44. However, we do not believe that the company has responded sufficiently to our prior comments. Please provide a more detailed discussion of your results of operations for each period addressed. Quantify and explain material items and changes period to period and explain how the items and changes relate to your overall business.

Response:    The Company acknowledges the Staff's comment and has provided additional disclosure on pages 51 through 56 to quantify and explain material items and changes period to period and explain how such items and changes relate to the Company's overall business. The Company respectfully submits that with the additional disclosure it has quantified and explained all of the material items and changes for the periods presented.

Liquidity and Capital Resources, page 55

12.
Please revise your page 55 discussion to clarify the distinction between your note and line of credit. In this respect, disclose the borrowings under each, the purpose of the borrowings, the interest rate, and any amounts available under each for future borrowings. See prior comment 46.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 56 and 57 to clarify the distinction between the Company's note and line of credit and to provide additional detail with respect to the borrowings under each, the purpose of the borrowings, the interest rate and any amounts available under each for future borrowings.

13.
It does not appear that the company has responded completely to our prior comment 45. Accordingly, we reissue it. Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported on your financial statements.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 57 and 58 to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying major captions reported on the Company's financial statements.

14.
We were unable to locate the disclosure responsive to our prior comment 49. Please revise to quantify the time period that the company believes the net proceeds of the offering will fund its planned growth and operating activities.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 58 to quantify the time period the Company believes the net proceeds of the offering will fund the Company's planned growth and operating activities.

Business, page 58

15.
We do not believe that the company has responded with sufficient detail to prior comment 16 with respect to sub-parts b-c. Accordingly, we reissue them. Please provide additional disclosure of where, geographically, you expect to focus your sales force increase; which markets you will focus on; how sales and selling efforts are conducted; and, how new hem/ones are sourced.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 65 to provide additional detail regarding geographic locations for expected sales force increases, target markets and the Company's sales, selling efforts and sourcing methodologies. The Company respectfully submits that the additional detail provided strikes the correct balance between the disclosure required for an informed investment decision and protection against serious competitive harm to the Company due to disclosure of proprietary business strategies. Providing any further detail regarding these matters would be detrimental to the interests of the Company's stockholders as it would arm the Company's competitors with confidential commercial and financial information critical to the Company's strategies for future growth. For example, if the Company's competitors were provided with further detail regarding the specific geographic locations on which the Company is focusing its sales efforts, such competitors could similarly focus their own sales efforts to more effectively compete with the Company.

Cartesian Medical Group, Inc., page 72

16.
On page 72 you disclose that you contracted with individual physicians prior to your entering an agreement with Cartesian in 2005. Please clarify the nature of these individual agreements—employment, independent contractor, etc., and indicate whether these physicians subsequently took positions with Cartesian.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 24, 74 and F-7 to indicate that the Company employed these physicians prior to December 31, 2005 and that such physicians subsequently became employed by Cartesian.

17.
Please revise to indicate what role, if any, the company played in forming Cartesian. Also, indicate whether you had any relationship with Dr. Dabbas prior to your agreement with Cartesian.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 24, 74 and F-7 to indicate that the Company formed Cartesian and that Dr. Dabbas was employed by the Company prior to his employment by Cartesian.

18.
Please indicate the terms, including financial terms, of the medical director agreement with Dr. Dabbas.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 76 to provide additional detail regarding the terms, including the financial terms, of the Company's medical director agreement with Dr. Dabbas.

19.
Please revise to indicate whether you are obligated to approve Cartesian's provision of services to other entities or patients after they notify you.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 75 to indicate that the Company is not obligated to approve Cartesian's provision of services to other entities or patients after the Company has been notified of such provision of services.

20.
We note that the succession agreement provides Dr. Dabbas' shares in Cartesian are transferred to a successor medical director or other designee of your choosing "upon the occurrence of certain other events." Please revise to briefly address the certain other events.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 76 to provide additional detail regarding the events under which Dr. Dabbas' shares in Cartesian will be transferred to a successor medical director of the Company's choosing.

Executive Compensation, page 82

21.
We note your response to our prior comment 69 and your statement that "[n]o vice president of the Company is in charge of a principal business unit, division or function, and no other officer or person performs a policy making function. However, your page 74 disclosure lists nine individuals under "Key Employees and Consultants" including seven with the title Vice President. Please provide us with an detailed analysis explaining why none of these individuals fall within Rule 3b-7 of the Securities Exchange Act of 1934 and Item 402(a)(3) of Regulation S-K.

Response:    The Company acknowledges the Staff's comment and respectfully submits that, while the individuals listed as "Key Employees and Consultants" are important to the Company's business and include individuals with the title of vice president, none of them performs a policy making function or is in charge of a principal business unit, division or function within Rule 3b-7 of the Securities Exchange Act of 1934 and Item 402(a)(3) of Regulation S-K. In determining the executive officers, the Company's board of directors consulted with outside legal counsel, and determined that all policy making functions are performed by the Company's PEO, PFO, Chief Operating Officer and General

Counsel, who joined the Company in September 2007, and these same individuals are in charge of all of the Company's principal business units. The "Key Employees" include the Company's Vice President, Sales, Vice President, Marketing, Vice President, Human Resources, Vice President, Cell Biology, Vice President, Client Services, Chief Information Officer and Vice President, Reimbursement and Payor Markets. While each of these individuals are important to the Company's business, the PEO, PFO and Chief Operating Officer perform all policy making functions and are in charge of the respective business units in which these individuals are employed. With respect to sales, the PEO, PFO and Chief Operating Officer are solely responsible for (1) determining the pace and location for hiring of sales representatives, (2) deciding on the structure and level of sales compensation, (3) approving the size and growth for all territory sales budgets and (4) establishing the Company's pricing policy. In addition, with respect to marketing, the PEO, PFO and Chief Operating Officer make all decisions related to the Company's marketing message, brand identity and the content of marketing materials, as well as the markets upon which the Company will focus. Further, with respect to client services, the PEO, PFO and Chief Operating Officer determine policies on client relations, management and problem resolution, and, with respect to reimbursement and payor markets, they direct the Company's reimbursement and payor strategy. Similarly, each other vice president and other employee indicated as a "Key Employee" does not have ultimate decision making authority with respect to its division or unit (by further example, the PEO, PFO and Chief Operating Officer make all key decisions relative to the Company's information infrastructure, determine what investments the Company will make and review and approve all employment policies and non-executive officer compensation decisions). More generally, at least one of the PEO, PFO or Chief Operating Officer is responsible for every interview with a prospective hire, irrespective of whether the prospective hire is in the sales, marketing, laboratory operations, clients services or other departments. As a relatively new enterprise, the Company is still closely managed at all levels by the PEO, PFO and Chief Operating Officer who have been in charge of all principal business units, divisions and functions. As the Company grows and becomes a larger enterprise, the Company anticipates that due to necessity this organizational structure will undoubtedly change. For example, in September 2007, the Company hired a General Counsel who now is in charge of all legal matters and is performing policy making functions relative to legal matters (a role previously performed by the PEO, PFO and Chief Operating Officer). As the addition of the Company's General Counsel was after December 31, 2006, he is not currently a named executive officer, but it is anticipated that he will be in the future, and he is currently reflected as an executive officer in Amendment No. 2.

22.
We note that the company has made revisions on pages 82 through 86 in response to our prior comments 70 through 74. However, we believe that additional disclosure is warranted. Please advise or revise to:

a.
Provide additional support for your statement that compensation is "generally comparable" and explain the difference between your statement and benchmarking; and,

b.
Explain why the company has revised this section to remove the prior references to benchmarking and provide additional disclosure about the board's analysis with respect to executive compensation.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 86 and 87 to remove the references to the statement that the Company's base compensation and bonus amounts generally are comparable to the average compensation paid by companies listed in the survey data. The Company has deleted these references because the compensation committee has not engaged in a formal benchmarking process through which it compares its executive compensation to other companies that are similar to the Company. Instead, the compensation committee reviewed the overall survey data as a means to provide a general context for executive compensation levels without any consideration as to whether particular companies within the survey were appropriate peer or comparable companies. The Company respectfully submits that the Company has not established specific compensation targets or used a specific formula to set the Company's executive compensation based on survey data, or benchmarked its executives' compensation against a particular set of comparable companies. To date, the establishment of executive compensation has been highly subjective and has been based primarily upon the extensive private life science company experience of the members of the Company's board of directors and the assessment by our compensation committee of our operating performance as compared against the key performance measures and objectives set forth in our annual operating plan. The Company has added significant additional detail on page 87 with respect to the board's analysis with respect to executive compensation. The Company respectfully submits that the description of the Company's practice with respect to setting executive compensation that is currently set forth in Amendment No. 2 is accurate and complete, and there is no more meaningful disclosure that the Company is able to provide at this time. As noted in Amendment No. 2, the Company anticipates that in the future the compensation committee will retain executive compensation consultants and specialists to provide the Company with detailed benchmarking information with respect to comparable companies.

23.
It does not appear that the company has responded completely to our prior comment 70 from our letter dated September 4, 2007. Accordingly, we reissue it. Please revise to indicate, in greater detail, the key performance measures that your executive compensation program is designed to award, whether they were met, and how the executive was rewarded as a result. In this regard please provide additional disclosure beyond "[t]hese factors were subjectively assessed" to, at a minimum, address the process of assessing these salaries.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 87 and 88 to provide additional detail with respect to the performance measures and the assessment of achievement against those measures. As noted in the Company's response to comment 22, to date, the assessment of executive compensation and achievement of corporate goals has been highly subjective but based primarily on attaining the specific performance measures and objectives that are set forth in the Company's annual operating plan.

24.
It does not appear that the company has responded in sufficient detail to our prior comment 73 from our letter dated September 4, 2007. Accordingly, we reissue it. Please revise to indicate, in greater detail, the factors considered in increasing your named executive officers' base salaries. In this respect we are looking for a more specific discussion of the factors considered.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 88 and 89 to provide additional detail with respect to the factors considered in increasing the base salaries of the Company's named executive officers.

25.
It does not appear that the company has responded in sufficient detail to our prior comment 74 from our letter dated September 4, 2007. Accordingly, we reissue it. Please revise to indicate the individual and corporate performance objectives applicable to the 2007 Annual Executive Bonus Plan.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 87 through 90 to provide additional detail with respect to the corporate performance objectives applicable to the Company's 2007 Annual Executive Bonus Plan. The Company respectfully submits that the compensation committee of the Company's board of directors has not yet established the specific individual performance objectives. However, consistent with its past practice, the Company's compensation committee anticipates that it will assess the executive officers' performance generally against the specific performance measures and objectives included in the Company's 2007 annual operating plan, which consists of not only revenue and profitability objectives but also cash collection, DSO, weekly test, market share, gross margin, operating income and hiring objectives as well as other key operational objectives. The Company has supplemented the disclosure to provide a significant level of detail of the corporate performance objectives without disclosing specific quantitative or qualitative performance-related objectives that are considered by the Company to be confidential commercial and financial information, as permitted by Instruction 4 to Item 402(b) of Regulation S-K. In addition, the Company has included additional disclosure as to how difficult it will be for the executive officers and how likely it will be for the Company to achieve the undisclosed performance levels (i.e., particular revenue and gross margin amounts, specific cash collections goals, etc.). The Company believes that disclosing more specific details regarding the corporate performance objectives would cause competitive harm to the Company and would be of relatively little value to investors. With respect to specific financial goals, the Company submits that disclosure of the Company's actual revenue targets would provide the Company's competitors with insights into how the Company generally models its future revenues at the beginning of each year. The Company would suffer significant competitive harm if its competitors or customers gained knowledge or significant insights into its current financial models. Moreover, disclosure of these financial targets would be of little additional value to investors, who have access to the Company's actual revenues and other financial results in prior periods, as well as the Company's disclosure regarding the extent to which the prior year's financial goals were achieved and the Company's assessment of how difficult it believes its corporate and individual goals are to achieve.

Exhibits

26.
We continue to note that several of your exhibits, including your legality opinion, have not been filed. Please note we will review and comment upon these agreements when they are filed.

Response:    The Company acknowledges the Staff's comment and has filed additional exhibits with this Amendment No. 2. The Company anticipates filing the legality opinion with the next amendment to the Registration Statement.

Exhibit 10.14

27.
Please revise your disclosure to address Section 12 of the Form of Physician Employment Agreement, including how it impacts the relationship between you, Cartesian, and your Hempaths.

Response:    The Company acknowledges the Staff's comment and has provided additional disclosure on page 75 to address Section 12 of Cartesian's Form of Physician Employment Agreement.

******

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ J. PATRICK LOOFBOURROW J. Patrick Loofbourrow
cc:
Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Christian V. Kuhlen, M.D., Esq., Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP